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                                                                    Exhibit 69

                        UNITED STATES DISTRICT COURT
                        FOR THE DISTRICT OF DELAWARE


MENTOR GRAPHICS CORPORATION           NO. 98-473 RRM
and MGZ CORP.,

                  Plaintiffs,

         v.

QUICKTURN DESIGN SYSTEMS, INC.;
CADENCE DESIGN SYSTEMS, INC., a
Delaware corporation; JACK HARDING,
an individual; KEITH LOBO, an
individual,

                  Defendants.


QUICKTURN DESIGN SYSTEMS, INC.,

                  Counterclaimant,

         v.

MENTOR GRAPHICS CORPORATION
and MGZ CORP.,

                  Counterdefendants.

------------------------------------------------------

                          FOURTH AMENDED COMPLAINT

        Pursuant to Rule 15(a) of the Federal Rules of Civil Procedure, plaintiffs Mentor Graphics Corporation ("Mentor") and MGZ Corp. ("Purchaser") file this Fourth Amended Complaint seeking declaratory and injunctive relief arising out of Purchaser's offer to purchase shares of stock of defendant Quickturn Design Systems, Inc. ("Quickturn").

                                INTRODUCTION

        1. Mentor and Purchaser (collectively "plaintiffs") have filed this fourth amended complaint to seek immediate injunctive relief against Quickturn's latest and most egregious
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efforts to use concealment and non-disclosure to prevent Mentor from participating in the sale of Quickturn. Although Quickturn began negotiating with Cadence Design Systems, Inc. ("Cadence") at least as early as December 3, 1998, Quickturn failed to disclose the negotiations even though (i) it had earlier disclosed that it was NOT negotiating with anyone, (ii) it filed three separate amendments to its Schedule 14D-9 and proxy statements between December 3 and 8, 1998; and (iii) the federal securities laws specifically require disclosure of such negotiations. The obvious purpose of Quickturn's concealment was to advance its "Just say 'No' to Mentor" strategy by ensuring that Mentor would not be alerted to the bidding contest before Quickturn hastily signed a merger agreement with Cadence, inhibiting all competitive bids through huge "break up" fees and draconian "no shop" provisions. Indeed, although Quickturn invited Mentor to submit a higher bid, and stated that it would be acceptable for Mentor to respond by December 9, Quickturn never told Mentor that it was negotiating with a third party, and then signed the Cadence merger agreement less than 24 hours before Mentor's bid was due to be submitted. As soon as the Cadence deal was signed, the CEO's of Quickturn and Cadence, defendants Keith Lobo and Jack Harding, gave an interview to an industry publication in which they admitted that the January 8 Special Meeting of Quickturn stockholders will be referendum on the Cadence deal, and then systematically solicited support from Quickturn's stockholders by asserting that Mentor would need "psychiatric counseling," would "flirt with bankruptcy" and would "decimate half the company" if Mentor attempted to submit a higher bid.

        2. Contrary to the statements of defendants Lobo and Harding, Purchaser has increased its offering price for shares of Quickturn to $14 - plus a portion of any breakup fees that are invalidated - and reduced the number of shares sought to 2.1 million, the maximum that plaintiffs can purchase without triggering Quickturn's poison pill. To ensure a level playing


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field and restore the status quo, the Court should issue immediate injunctive relief. Defendants have admitted conduct that violates several provisions of the securities laws, including Sections 14(a), 14(d) and 14(e) of the Exchange Act; the resulting irreparable injuries to Mentor and other Quickturn stockholders can only be remedied by an order that invalidates the Cadence merger agreement and nullifies all proxies obtained by Quickturn without timely and complete disclosure.

                           JURISDICTION AND VENUE

        3. The Court has jurisdiction over this action pursuant to 15 U.S.C.
Section 78aa, 28 U.S.C. Section 1331 and 28 U.S.C. Section 1337(a).

        4. Venue is proper pursuant to 15 U.S.C. Section 78aa and 28 U.S.C.
Section 1391(b).

                                 THE PARTIES

        5. Mentor is an Oregon corporation with its principal executive offices in Wilsonville, Oregon. Purchaser, a wholly-owned subsidiary of Mentor and a Delaware corporation, was formed to acquire all of the outstanding shares of Quickturn through the tender offer and merger proposal described below. Mentor is the beneficial owner of more than three percent of the outstanding shares of Quickturn common stock; Purchaser is the record owner of 100 shares of Quickturn common stock.

        6. Defendant Quickturn is a Delaware corporation with its principal executive offices in San Jose, California. Defendant Keith Lobo is a California resident, and the president and chief executive officer of Quickturn.

        7. Defendant Cadence Design Systems, Inc. ("Cadence") is a Delaware corporation with its principal executive offices in San Jose, California. Defendant Jack Harding is a California resident, and the president and chief executive officer of Cadence.


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        8. Quickturn's common stock is registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. Section 78L(b), and is listed and traded on the Nasdaq National Market.

                              THE TENDER OFFER

        9. On August 12, 1998, Purchaser commenced a fully-financed, non-coercive, non-discriminatory, all-cash tender offer for all outstanding shares of Quickturn common stock that are not already owned by Mentor or Purchaser (the "Tender Offer"). The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers, I.E., the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. Sections 78n(d) and (e), and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("SEC"). In accordance with the Exchange Act and the SEC's rules and regulations, Purchaser commenced the Tender Offer by publishing a summary advertisement in the August 12, 1998 WALL STREET JOURNAL, and Purchaser filed on August 12, 1998 a Schedule 14D-1 with the SEC pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, 17 C.F.R. Section 240.14d-3. Purchaser has regularly updated and clarified its disclosures with respect to the Tender Offer by filing timely and proper amendments to its
Schedule 14D-1.

                     THE AGENT DESIGNATION SOLICITATION

        10. In furtherance of the Proposed Acquisition and pursuant to Quickturn's bylaws, Mentor publicly disclosed on August 12, 1998 its intention to solicit agent designations from holders of ten percent or more of Quickturn's shares to appoint designated agents with the power to call a special meeting of the Quickturn stockholders (the "Agent Solicitation"). The purpose of the Agent Solicitation to call a special meeting of the Quickturn stockholders (the "Special


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Meeting") is to allow the Quickturn stockholders to remove all current members of Quickturn's Board of Directors, to reduce the authorized number of Quickturn directors to five, to elect to the Quickturn Board five individuals nominated by Mentor, and to repeal any recent or subsequent amendments to the Quickturn bylaws.

        11. Mentor's preliminary agent solicitation materials relating to the call of the Special Meeting were filed on August 12, 1998 with the SEC. On August 20, 1998, Mentor Graphics filed with the SEC definitive agent solicitation materials relating to the call of the Special Meeting (the "Agent Solicitation Materials"). Mentor has regularly updated and clarified the Agent Solicitation Materials by filing timely and proper amendments and other materials with the SEC.

             QUICKTURN'S REJECTION OF THE MENTOR GRAPHICS OFFER

        12. On August 24, 1998, without communicating with any representative of Mentor to discuss the Proposed Acquisition, Quickturn announced that on August 21, 1998, the Quickturn Board had rejected the Proposed Acquisition on the grounds that the Board considered the Tender Offer to be inadequate, not reflective of the long-term value of Quickturn and not in the best interests of Quickturn or its stockholders. The Board further announced that it had determined that Quickturn's business plan offered the potential for obtaining higher long-term benefits for Quickturn's stockholders than the Tender Offer.

        13. In an effort to defeat the Tender Offer and delay the Special Meeting, the Quickturn Board adopted an amended bylaw purporting to grant the Board power to delay any special meeting called by stockholders for 90 to 100 days (the "Bylaw Amendment"). The Board also adopted an amendment to Quickturn's "poison pill" defense purporting to bar any newly-elected board from redeeming Quickturn's poison pill for six months to facilitate an


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acquisition by a person who sponsored the election of the new board members (the
"Deferred Redemption Provision," or "DRP"). Mentor and Purchaser promptly challenged the Bylaw Amendment and the DRP (collectively, the "Defensive Measures") in Delaware Chancery Court (the "Chancery Court Action").

                      QUICKTURN'S SCHEDULE 14D-9 FILING

        14. On August 24, 1998, Quickturn filed a Schedule 14D-9 with the SEC in response to the Tender Offer (the "Schedule 14D-9"). Among other things, Quickturn's Schedule 14D-9 stated:

            No negotiation is underway or is being undertaken by [Quickturn] in response to the [Tender] Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving [Quickturn] or any of its subsidiaries;
            (2) a purchase, sale or transfer of a material amount of assets by [Quickturn] or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of [Quickturn]; or (4) any material change in the current capitalization or dividend policy of [Quickturn].

Quickturn's Schedule 14D-9 further stated that Mentor's Tender Offer "does not adequately reflect the long-term opportunities available to the Company in its business and the electronic design automation market," and that the Tender Offer "did not fully reflect the long-term value inherent in the Company."

        15. Between August 24 and December 2, 1998, Quickturn regularly filed amendments to its Schedule 14D-9 that urged stockholders to reject the Tender Offer on the ground that it was inadequate and that greater value could be realized by pursuing Quickturn's business plan. During this period, Quickturn never amended its initial disclosure stating that it was not involved in any negotiations with any third party or Mentor regarding an acquisition or merger. In fact, Quickturn's repeated statements that its strategy was to pursue its business plan led any reasonable investor to believe that no negotiations would occur.


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                 PROXY SOLICITATIONS FOR THE SPECIAL MEETING

        16. On September 11, 1998, Mentor delivered to Quickturn agent designations executed by holders of 17 percent of Quickturn's outstanding common stock and called for the Special Meeting of stockholders to be held on October 29, 1998. On October 1, relying on the Bylaw Amendment, Quickturn's Board set the meeting date for January 8, 1999.

        17. On September 11, 1998, Mentor filed with the SEC a definitive proxy statement and disseminated to stockholders materials relating to the Special Meeting (the "Mentor Proxy Statement"). The Mentor Proxy Statement discloses, among other things, the proposals Mentor intends to present for consideration at the Special Meeting: (i) to remove the entire Quickturn Board; (ii) to amend Quickturn's bylaws to reduce the authorized number of directors to five, (iii) to elect Mentor's five nominees to the Quickturn Board, and (iv) to repeal any provisions of the Quickturn bylaws adopted by the incumbent Quickturn Board subsequent to May 30, 1998. Mentor has regularly updated and clarified the Mentor Proxy Statement by filing timely and proper amendments and other materials with the SEC.

        18. On September 21, 1998, Quickturn filed with the SEC a definitive proxy statement and disseminated to stockholders materials relating to the Special Meeting (the "Quickturn Proxy Statement"). The Quickturn Proxy Statement described Mentor's offer as "inadequate and not in the best interests of the Company," and stated "that stockholder interests would be better served by the Company continuing to pursue its business plan." Between September 21 and December 2, 1998, Quickturn regularly filed amendments to Quickturn's Proxy Statement that urged stockholders to vote against Mentor's nominees on the ground that the Quickturn stockholders would best be served by remaining independent. For example, Quickturn's proxy materials filed on October 2 told stockholders, "READ WHAT THE


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EXPERTS ARE SAYING . . . QUICKTURN'S STAND-ALONE RETURN POTENTIAL OVER THE
LONG-TERM SIGNIFICANTLY EXCEEDS THE PRICE BEING OFFERED BY MENTOR." Likewise, in proxy materials filed October 19, Quickturn told stockholders that they should oppose Mentor' nominees to "PARTICIPATE IN QUICKTURN'S BRIGHT FUTURE." Quickturn also said, "Your Board's rejection of Mentor's offer affirms its continued confidence in Quickturn's future and its determination that stockholders should be given every opportunity to participate fully in that future."

                   MENTOR'S VICTORY IN THE CHANCERY ACTION

        19. Following an expedited trial on the merits of the Chancery Court Action, the Court issued an opinion dated December 2, 1998 finding that the Quickturn directors had breached their fiduciary duties to Quickturn's stockholders in adopting the Deferred Redemption Provision. The Court of Chancery upheld the Bylaw Amendment and issued an order scheduling the Special Meeting for January 8, 1999. Quickturn appealed the decision to the Delaware Supreme Court. By the time the Court of Chancery filed its opinion, Quickturn's stockholders indicated their lack of confidence in Quickturn's management by tendering shares aggregating more than 50% of the outstanding Quickturn shares into Mentor's Tender Offer.

                  QUICKTURN'S RESPONSES TO MENTOR'S VICTORY

        20. According to Cadence's Form S-4 filing with the SEC on December 23, 1998, Quickturn attempted to interest Cadence in "rescuing" Quickturn from the Mentor Tender Offer as early as September 1, 1998, but Cadence said it was not interested. Following the completion of the trial on the Chancery Court Action, Quickturn again solicited Cadence's interest in an acquisition, and succeeded in arranging a meeting of the companies' top executives for December 1, 1998.


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        21. Following the ruling in the Chancery Court Action on December 2,
1998, Quickturn's efforts intensified. Cadence's Form S-4 admits that defendants Lobo and Harding "discussed the broad outlines of a possible combination of Quickturn and Cadence" as early as December 3, 1998. That same day, Quickturn filed amendment no. 23 to its Schedule 14D-9. The amendment said nothing about the acquisition negotiations; instead, it described the outcome of the Chancery Court Action and announced Quickturn's intent to appeal the ruling invalidating the DRP. Quickturn further stated, "The Quickturn Board continues to strongly recommend that stockholders vote Quickturn's BLUE proxy card, and not support Mentor's attempt to take over Quickturn at what the Board believes is an opportunistic, inadequate price. The Quickturn Board continues to urge shareholders not to tender their shares and not to vote Mentor's gold proxy card." Quickturn filed an amendment to its proxy materials containing the same statements.

        22. On December 4, Quickturn and Cadence executed a confidentiality and standstill agreement, commenced due diligence, and began to discuss documentation for the acquisition. That same day, Quickturn filed amendment no. 24 to its Schedule 14D-9. Once again, the amendment said nothing about the acquisition negotiations; it only disclosed the opinion of the Court of Chancery. Quickturn filed a similar amendment to its proxy materials.

        23. By December 8, Quickturn and Cadence had completed their due diligence, and the Cadence Board had approved a merger proposal; Quickturn's Board received Cadence's proposal on the evening of December 8 and accepted it within hours. That same day, Quickturn had filed amendment no. 25 to its
Schedule 14D-9. The amendment disclosed no contact with Cadence, much less the imminent conclusion of the Cadence merger negotiations; instead it stated only that the Delaware Supreme Court had scheduled argument on Quickturn's appeal for


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December 29, 1998, and asserted that the prosecution of the appeal would be in the best interest of stockholders. Quickturn filed a similar amendment to its proxy materials.

        24. None of Quickturn's filings with the SEC between December 3 and 8 even hinted that Quickturn had abandoned its strategy of remaining independent and following its long-term business plan. None of these filings updated Quickturn's original disclosure stating that Quickturn was NOT negotiating with any third party concerning an acquisition or merger.

                        QUICKTURN'S EFFORT TO EXCLUDE
                        MENTOR FROM THE SALES PROCESS

        25. Since August 12, 1998, Mentor has repeatedly requested that Quickturn negotiate with Mentor. Quickturn steadfastly rejected Mentor's overtures.

        26. On December 6, 1998, Quickturn's Chairman, Glen Antle, spoke with Mentor's Chairman, Walden Rhines. During the evening of December 8, 1998, Larry Sonsini, Quickturn's primary outside counsel, told Christopher Kaufman, Mentor's primary outside counsel, that if Mentor wished to raise its bid, it should begin consideration of a higher proposal. Instead of encouraging Mentor to present immediately a higher bid because the Board was about to approve a third party's acquisition proposal, Mr. Sonsini attempted to discourage a higher bid and stated that Mentor would not be allowed to conduct due diligence. Mr. Kaufman informed Mr. Sonsini that Mentor would respond on December 9, 1998 to Quickturn's invitation to consider submitting a higher proposal. That same day, Quickturn's investment banker, Hambrecht & Quist ("H&Q"), contacted Salomon Smith Barney ("Salomon"), Mentor's investment banker. H&Q told Salomon that if Mentor wished to raise its bid, it should begin consideration of a higher proposal. Salomon told H&Q that Mentor would respond to Quickturn by 5:00 p.m. on December 9, 1998, and H&Q confirmed that responding in that time frame would be acceptable. In none of these conversations did Quickturn's representatives advise Mentor's representatives


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that the Quickturn Board was considering a sale of the Company, that Quickturn was negotiating with another bidder, that Quickturn had granted due diligence to another bidder, that Mentor should put forward its best bid, that there was a deadline for Mentor to submit a higher offer, or that the Quickturn Board was meeting on December 8, 1998 to approve a merger agreement with Cadence or any other third party.

                  QUICKTURN'S SWEETHEART DEAL WITH CADENCE

        27. Before the opening of business on December 9, Quickturn surprised Mentor and the stock market by announcing that it had agreed to be acquired by Cadence in a merger transaction (the "Cadence Merger"). In amendment no. 26 to its Schedule 14D-9, Quickturn purported to explain the reasons for the proposed Cadence deal:

            The Board's decision to enter into the Merger Agreement was based on the Board's review and consideration of the interests of the Company's stockholders and all other factors permitted by applicable law, including the interests of the Company's employees, suppliers, creditors and customers, and the Company's long and short-term strategic objectives.

        28. Quickturn's amendment no. 26 further stated that the Board "considered a presentation by, and the advice and views" of H&Q, and that H&Q had rendered an opinion that, "subject to the qualifications and limitations set forth in such opinion, the consideration to be received by stockholders of the Company pursuant to the Merger is fair from a financial point of view." Quickturn did not, however, disclose the opinion itself, the analysis underlying the opinion, or any of "the qualifications and limitations" referenced in amendment no. 26. Similarly, Quickturn did not disclose any information concerning the background of the Cadence Merger or the history of Quickturn's negotiations with Cadence; instead, the amendment stated only that the lengthy and complex Agreement and Plan of Merger (the "Cadence Merger Agreement") was approved by the Quickturn Board on December 8.


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        29. Quickturn's amendment no. 26 did not disclose any contacts with
Mentor, nor Quickturn's deliberate efforts to exclude Mentor from the sale process. Specifically, the amendment did not disclose that Quickturn belatedly invited Mentor submit a higher proposal on December 8; that Mentor informed Quickturn that it would respond before 5:00 p.m. on December 9; that H&Q assured Salomon that this timing was acceptable; and that Quickturn nevertheless accepted the Cadence Merger on the evening of December 8, less than 24 hours before Mentor was scheduled to submit its higher offer.

        30. Quickturn's amendment no. 26 did disclose the terms of the Cadence Merger Agreement, which will chill competing bids and transfer to Cadence, rather than Quickturn's stockholders, a huge portion of the increased consideration in any higher bid. The Cadence Merger Agreement grants Cadence
(i) a stock option lockup to purchase shares representing 19.9% of Quickturn's common stock on a fully-diluted basis at $14.00 per share, capped at a total benefit to Cadence of $14,075,000 (the "Lockup Option"); (ii) a termination fee of $10,557,000 (the "Termination Fee"); and (iii) an expense reimbursement fee of $3,500,000 (the "Expense Reimbursement Fee," together with the Termination Fee and Lockup Option, the "Breakup Fees"). The maximum Breakup Fees represent 6.9% of the aggregate Cadence Merger price of $253 million and 9% of the transaction price net of cash on Quickturn's balance sheet. The Cadence Merger Agreement also subjects Quickturn to a highly-restrictive "no-shop" provision (the "No-Shop Clause") that not only purports to prevent Quickturn and its representatives from making any effort to obtain a superior transaction, but allows Cadence to prevail merely by matching any higher offer; the practical effect of the No-Shop Clause is to simultaneously deter competing proposals and to remove any incentive for Cadence to bid competitively.


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        31. On December 15, 1998, plaintiffs filed a second complaint in the
Delaware Chancery Court challenging the decision of the Quickturn Board to enter into the Cadence Merger Agreement and to accept the Breakup Fees and the No-Shop Clause as a breach of the Board's fiduciary duties.

                  THE IMPROPER EFFORTS OF HARDING AND LOBO
                 TO INFLUENCE VOTING AT THE SPECIAL MEETING

        32. Concurrently with the announcement of the Cadence Merger, the merger partners' CEO's, defendants Harding and Lobo, gave interviews to a widely read industry publication entitled "Electronic Engineering Times." The interview was published over the Internet and to wire services on December 10, 1998, and in print December 14, 1998. The comments of Lobo and Harding in the interview were not designed to publicize the Cadence Merger, but were instead calculated to attack Mentor and to solicit stockholder support for Quickturn at the January 8 Special Meeting. Indeed, Harding admitted that the vote at the Special Meeting will "effectively be a mandate, yes or no, for our Both Harding and Lobo attempted to dissuade stockholders from voting their proxies for the Mentor slate of nominees.

According to the article, Harding said:

            Mentor executives could use "psychiatric counseling" if they choose to try and top Cadence's bid. "The first offer was half of their business to get a company they were going to rip heart and soul out of," he said. "If they raise the bid another $75 million, they're unlikely to raise the cash, and now they're into issuing stock and flirting with a bankruptcy situation."

            "I think we're doing them a favor," said Harding.

            "We're giving them a graceful out to a bad decision that's dragged on too long."

According to the article, Lobo:


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            expressed confidence shareholders will take a tax-free $14 per-
            share offer over a taxable $12.125 per-share bid, especially since Cadence is a company with "enormous demonstrated growth." Mentor, he said, would have to "decimate half the company" to buy Quickturn.

                        MENTOR'S REVISED TENDER OFFER

        33. On December 28, 1998, Purchaser announced an increase in its offering price in the Tender Offer to $14.00 cash per share and a reduction in the number of shares being sought to 2,100,000. Together with the shares already owned by plaintiffs, the revised Tender Offer would result in plaintiffs owning a total of 14.9% of Quickturn's outstanding stock, the maximum amount that can be acquired without triggering Quickturn's poison pill. Mentor plans to seek to negotiate a merger agreement with Quickturn to acquire the balance of the shares at the same cash price paid in the revised Tender Offer. Mentor further stands ready to consider increasing its offer price and the price to be paid in a negotiated merger if negotiation and due diligence demonstrate greater value. In the event Mentor is successful in invalidating all or any portion of the break-up fees under the Cadence Merger Agreement and Mentor can negotiate a merger agreement with Quickturn, Mentor intends to pay all Quickturn stockholders whose shares are converted under the merger an amount per share equal to a portion of the break-up fees. The revised Mentor Tender Offer is no longer subject to the satisfaction of the Minimum Condition, the Section 203 Condition, the HSR Condition or the Rights Condition described in the initial offer to purchase issued in connection with the Tender Offer.

        34. The Special Meeting is still scheduled for January 8, 1999. If Mentor's nominees are elected as directors of Quickturn, Mentor would encourage the nominees to, subject to their fiduciary duties as directors under applicable law and in accordance with Quickturn's rights under the Cadence Merger Agreement, (i) seek to auction Quickturn to the highest bidder;
(ii)


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allow any bidder, including Mentor, promptly to conduct a due diligence review of Quickturn; and (iii) seek to execute a merger agreement with the highest bidder. Mentor anticipates that any such merger agreement could be executed within 30 days of the nominees being elected as directors of Quickturn.

                                   COUNT I

            (For Violation of Section 14(d) of the Exchange Act,
            Rule 14d-9 promulgated thereunder and Schedule 14D-9)

        35. Plaintiffs repeat and reallege the above paragraphs as if set forth herein.

        36. Rule 14d-9, 17 C.F.R. Section 240.14d-9, promulgated by the SEC pursuant to Section 14(d) of the Exchange Act, requires the target company to file with the SEC a Schedule 14D-9 containing certain information, including, among other things, the nature of the target company's solicitation or recommendation in response to a tender offer, particularized reasons for the solicitation or recommendation, and recent transactions in respect of the target company's securities by the target company or by its officers and directors.

        37. Item 7 of Schedule 14D-9 (17 C.F.R. Section 240.14d-101) requires particularized disclosure regarding any negotiations between the target and any third party with respect to a merger or other extraordinary transaction:

            CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY. (a) If the person filing this statement is the subject company, state whether or not any negotiation is being undertaken or is underway by the subject company in response to the tender offer which relates to or would result in:

                    (1) An extraordinary transaction such as a merger or
            reorganization, involving the subject company or any subsidiary of the subject company;

                    (2) A purchase, sale or transfer of a material amount of
            assets by the subject company or any subsidiary of the subject company;


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                    (3) A tender offer for or other acquisition of securities
            by or of the subject company; or

                    (4) Any material change in the present capitalization or
            dividend policy of the subject company.

                    Instruction: If no agreement in principle has yet been
            reached, the possible terms of any transaction or the parties thereto need not be disclosed if in the opinion of the Board of Directors of the subject company such disclosure would jeopardize continuation of such negotiations. In such event, disclosure that negotiations are being undertaken or are underway and are in the preliminary stages will be sufficient.

                    (b) Describe any transaction, board resolution, agreement
            in principle, or a signed contract in response to the tender offer, other than one described pursuant to Item 3(b) of this statement, which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

In addition, Item 8 of Schedule 14D-9, 17 C.F.R. Section 240.14d-101, requires Quickturn to "[f]urnish such additional information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not materially misleading."

        38. In violation of Section 14(d) of the Exchange Act, Rule 14d-9 promulgated thereunder, and Schedule 14D-9, Quickturn's Schedule 14D-9 amendments filed with the SEC and disseminated to stockholders prior to December 9, 1998 (including at least amendment nos. 23-25), contain the following material misstatements and omissions:

            - They failed to disclose Quickturn's reversal of its position that it would be in the best interest of stockholders for Quickturn to remain independent and to pursue its long-term business plan.

            - They failed to disclose that Quickturn had made contact with Cadence, had given Cadence due diligence, and had begun to negotiate regarding an acquisition by Cadence.


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            -      They failed to disclose that Mentor was mislead and shut
                   out of the bidding in favor of Cadence.

        39. In violation of Section 14(d) of the Exchange Act, Rule 14d-9 promulgated thereunder, and Schedule 14D-9, Quickturn's Schedule 14D-9 amendment no. 26 filed with the SEC and disseminated to stockholders on December 9, 1998 contains the following material misstatements and omissions:

            - It failed to provide full disclosure regarding the reasons of Quickturn and its Board for accepting the Cadence Merger.

            - It stated that H&Q had opined that the Cadence Merger would be "fair from a financial point of view" to Quickturn stockholders, but failed to disclose the opinion itself, or "the qualifications and limitations" on H&Q's opinion. Moreover, given H&Q's earlier opinion that Mentor's $12.125 offer was inadequate even though its was within or above the artificially inflated ranges contained in H&Q's analyses in August, 1998, Quickturn violated the letter and spirit of Item 8 of Schedule 14D-9 by failing to disclose the analysis underlying H&Q's conclusion that Cadence's $14 bid -- only 15 percent higher than Mentor's bid -- was "fair".

        40. The misstatements and omissions described above are intentionally materially misleading because Quickturn refuses to include in its disclosures information necessary to make the information selectively disclosed not misleading. Such a course of conduct not only violates Section 14(d) of the Exchange Act, Rule 14d-9 and Schedule 14D-9 promulgated thereunder, but is intentionally designed to confuse and mislead Quickturn shareholders. Quickturn's inequitable conduct violates public policy and will, unless enjoined, cause irreparable injury to Mentor and other Quickturn stockholders.

        41. By reason of the foregoing, plaintiffs, all other Quickturn stockholders and the investing public have been and are being irreparably harmed because they are being deprived of, and/or mislead as to, material information required to be publicly, accurately and fully disclosed by Quickturn under applicable law, and Quickturn stockholders and the investing public are being mislead by materially false information disseminated by Quickturn.

        42. Plaintiffs have been further irreparably harmed because Quickturn's failure timely to disclose its negotiations with Cadence denied plaintiffs the opportunity to make a competing bid. Unless enjoined, the Breakup Fees and No-Shop Clause of the Cadence Merger Agreement will substantially impair plaintiffs' ability to make a competing bid for Quickturn.

        43. Plaintiffs have no adequate remedy at law.

                                  COUNT II

            (For Violation of Section 14(e) of the Exchange Act)

        44. Plaintiffs repeat and reallege the above paragraphs above as if set forth herein.

        45. Section 14(e) of the Exchange Act, 15 U.S.C. Section 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer."

        46. Quickturn's actions since August 12, 1998 demonstrate that it will pursue any means at its disposal to avoid being acquired by Mentor, even if this requires Quickturn to ignore its disclosure obligations and to harm Quickturn's stockholders and the investing public.

Quickturn failed to disclose its discussions with Cadence, even though it filed three amendments to its Schedule 14D-9 between December 3 and 8, 1998, because Quickturn knew that any such disclosure would prompt Mentor to submit a competing bid and likely force Quickturn to accept Mentor's acquisition proposal.

        47. In violation of Section 14(e) of the Exchange Act, Quickturn failed to timely disclose that Quickturn had reversed its position that it would be in the best interest of stockholders for Quickturn to remain independent and to pursue its long-term business plan; that Quickturn had made contact with Cadence, had given Cadence due diligence, and had begun to negotiate regarding an acquisition by Cadence; and that Mentor was mislead and shut out of the bidding in favor of Cadence.

        48. In violation of Section 14(e) of the Exchange Act, Quickturn stated that H&Q had opined that the Cadence Merger would be "fair from a financial point of view" to Quickturn stockholders, but failed to disclose the analysis underlying the opinion, or "the qualifications and limitations" on H&Q's opinion. On information and belief, disclosure of the analysis underlying H&Q's opinion that Cadence's $14 per share offer is "fair" would reveal that the opinion is irreconcilable with H&Q's earlier opinion that Mentor's $12.125 bid was inadequate, or that H&Q had no reasonable basis for its earlier opinion that Mentor's bid was inadequate.

        49. Quickturn's disclosure is intentionally materially misleading because Quickturn refuses to include in its disclosures information necessary to make the information selectively disclosed not misleading. This course of conduct not only violates Section 14(e) of the Exchange Act, but is intentionally designated to confuse and mislead Quickturn shareholders. Quickturn's inequitable conduct violates public policy and will, unless enjoined, cause irreparable injury to Mentor and other Quickturn stockholders.

        50. Plaintiffs, all other Quickturn stockholders and the investing public have been and are being irreparably harmed because they are being deprived of, and/or mislead as to, material information required to be publicly, accurately and fully disclosed by Quickturn under applicable law, and Quickturn stockholders and the investing public are being mislead by materially false information disseminated by Quickturn.

        51. Plaintiffs have been further irreparably harmed because Quickturn's failure timely to disclose its negotiations with Cadence denied plaintiffs the opportunity to make a competing bid. The Breakup Fees and No-Shop Clause of the Cadence Merger Agreement will substantially impair plaintiffs' ability to make a competing bid for Quickturn.

        52. Plaintiffs have no adequate remedy at law.

                                  COUNT III

         (For Violation of Exchange Act Section 14(a) and Rule 14a-9
                           Promulgated Thereunder)

        53. Plaintiffs repeat and reallege the above paragraphs as if set forth herein.

        54. Section 14(a) of the Exchange Act, 15 U.S.C. Section 78n(a), and the rules and regulations promulgated thereunder by the SEC, require that a person soliciting an authorization with respect to any registered security file and disclose certain specific information with respect to the solicitation. Any such solicitor must disclose, among other things, its identity, the date, time and place of the meeting at which the proposed action will be taken, and any substantial interest of the solicitor in the matters to be acted upon. In addition, Rule 14a-9, 17 C.F.R. Section 240.14a-9, promulgated by the SEC under Section 14(a) of the Exchange Act, provides that

        "[n]o solicitation subject to this regulation shall be made . . . containing any statement of which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

        55. In violation of Section 14(a) and Rule 14a-9 promulgated thereunder, Quickturn's amendments to its proxy statements filed with the SEC and disseminated to stockholders on December 3, 4 and 8, 1998, contained the following material misstatements and omissions.

            - They failed to disclose Quickturn's reversal of its position that it would be in the best interest of stockholders for the company to remain independent and to pursue its long-term business plan.

            - They failed to disclose that Quickturn had made contact with Cadence, had given Cadence due diligence, and had begun to negotiate with respect to an acquisition.

            - They failed to disclose that Mentor had been mislead and shut out of the bidding in favor of Cadence.

        56. In violation of Section 14(a) and Rule 14a-9 promulgated thereunder, Quickturn's amendment to its proxy materials filed on December 9, 1998 contained the following material misstatements and omissions.

            - It failed to disclose adequately how the Cadence Merger would benefit stockholders.

            - It stated that H&Q had opined that the Cadence Merger would be "fair from a financial point of view" to Quickturn stockholders, but failed to disclose "the qualifications and limitations" on H&Q's opinion. Moreover, given H&Q's earlier opinion that Mentor's $12.125 offer was inadequate even though its was within or above the artificially inflated ranges contained in H&Q's analysis in August, 1998, Quickturn was required to disclose the analyses underlying H&Q's conclusion that Cadence's $14 bid -- only 15 percent higher than Mentor's bid -- was "fair".

        57. In addition, Quickturn, Cadence, Lobo and Harding made the statements referred to in paragraph 32 above with the intention and design to solicit proxies for the Special Meeting of Quickturn stockholders set for January 8, 1999, and to influence the outcome of the Special Meeting. These statements were published over the Internet and to wire services on or about December 10, 1998, and in print on or about December 14, 1998. These statements were made with the intent and knowledge that they be published and disseminated widely to stockholders.

        58. The statements described above are intentionally materially misleading because Quickturn refuses to include in its disclosures information necessary to make the information selectively disclosed not misleading. This a course of conduct not only violates Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder but is intentionally designed to confuse and mislead Quickturn shareholders. Quickturn's inequitable conduct violates public policy and will, unless enjoined, cause irreparable injury to Mentor and other Quickturn stockholders.

        59. Plaintiffs, other Quickturn stockholders and the investing public have been and are being irreparably harmed because they are being deprived of, and/or mislead as to, material information required to be publicly, accurately and fully disclosed by Quickturn under applicable law, and Quickturn stockholders and the investing public are being mislead by materially false information disseminated by Quickturn.

        60. Unless injunctive relief issues, plaintiffs will be irreparably harmed because defendants' materially misleading statements will have a substantial impact on the voting at the

Special Meeting, with the result of substantially impairing plaintiffs' ability to elect the directors they favor.

        61. Plaintiffs have no adequate remedy at law.

                                  COUNT IV
                          (For Declaratory Relief)

        62. Plaintiffs repeat and reallege the above paragraphs as if set forth herein.

        63. The Declaratory Judgment Act, 28 U.S.C. Section 2201, provides that "[i]n a case of actual controversy within its jurisdiction, . . . any court of the United States, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration." Plaintiffs are entitled to a declaratory judgment that their Schedule 14D-1 filings and all amendments thereto, the Agent Solicitation Materials and all amendments thereto, and the Mentor Proxy Statement and all amendments thereto (collectively, "Mentor's SEC Filings") are proper and comply with all applicable securities laws, rules and regulations.

        64. Although the Proposed Acquisition is fairly and attractively priced, Quickturn has acted to thwart and delay plaintiffs' lawful attempts to consummate the Tender Offer. Quickturn's efforts to delay and defeat the Tender Offer include the filing of a meritless cross-complaint and amendments thereto claiming that public disclosures and filings made by plaintiffs in conjunction with the Tender Offer, the Agent Solicitation and the Special Meeting violate applicable federal securities laws and regulations. Thus, there is a substantial controversy between parties having adverse interests which is of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

        65. In the absence of declaratory relief, plaintiffs will suffer irreparable harm. As evidenced by the course of action that Quickturn has pursued to date and the actions taken generally by companies that receive unsolicited acquisition proposals, Quickturn has defended, and likely will continue to defend, against the Proposed Acquisition, the Agent Solicitation and the Special Meeting by, among other things, filing false claims designed to delay or defeat the Proposed Acquisition, the Agent Solicitation and the Special Meeting. A declaratory judgment that the disclosures in the Mentor SEC Filings comply with all applicable federal laws will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Tender Offer, the Agent Solicitation or the Special Meeting under federal law, and permitting an otherwise lawful transaction to proceed.

        66. Plaintiffs therefore request pursuant to the Declaratory Judgment Act, 28 U.S.C. Sections 2201 and 2202, that this Court enter a declaratory judgment that the Mentor SEC Filings (and similar filings in the future) comply fully with all applicable provisions of law.

            WHEREFORE, plaintiffs respectfully request that this Court:

            a. declare that Quickturn has violated Sections 14(a), 14(d) and 14(e) of the Exchange Act and Rule 14d-9, and that Cadence, Lobo and Harding have violated Section 14(a) and Rule 14a-9;

            b. compel Quickturn to comply with the requirements of the Exchange Act and the rules promulgated thereunder, and compel Quickturn to file immediately an amended Schedule 14D-9 which is complete and accurate and which corrects the misleading and untrue statements in its Schedule 14D-9;

            c. preliminarily and permanently enjoin defendants and their agents, employees and anyone acting on its behalf, from making any false or misleading statements with respect to the Tender Offer;

            d. compel defendants and their agents, employees and anyone acting on its behalf to correct their deceptive statements, and to order them to make no such deceptive statements in the future;

            e. enjoin the performance and enforcement of the Cadence Merger Agreement, including the Lockup Option, the Breakup Fees and the No-Shop Provisions, and all related agreements;

            f. declare void all proxies transmitted to Quickturn (including revocations of proxies previously granted to Mentor) between the date Quickturn commenced negotiations with Cadence and the date which is ten business days after Quickturn makes corrective disclosures;

            g. declare that plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, all applicable laws and other obligations, including, without limitation, Sections 14(a), 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or regulations deemed or claimed to be applicable to the Mentor SEC Filings, as well as any other related materials or similar materials filed in the future;

            h. award plaintiffs their costs and disbursements in this action, including reasonable attorneys' fees; and

            i. grant plaintiffs such other and further relief as this Court may deem just and proper.

Of Counsel:
                                               -------------------------------
                                               Kevin G. Abrams (ID #2375)
Fredric J. Zepp                                Thomas A. Beck (ID #2086)
Heidi E. Klein                                 Lisa A. Schmidt (#3019)
Latham & Watkins                               J. Travis Laster  (ID #3514)
505 Montgomery Street                          Leanne J. Reese (ID #3690)
San Francisco, CA 94111                        Richards, Layton & Finger
(415) 391-0600                                 One Rodney Square
                                               P. O. Box 551
Marc W. Rappel                                 Wilmington, DE  19899
Latham & Watkins                               (302) 658-6541
633 West Fifth Street, Ste 4000                 Attorneys for Plaintiffs
Los Angeles, CA 90071
(213) 485-1234

Dated: December 28, 1998


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